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                               July 23, 2021

       Jeremy Andrus
       Chief Executive Officer
       TGPX Holdings I LLC
       1215 E Wilmington Ave., Suite 200
       Salt Lake City, Utah 84106

                                                        Re: TGPX Holdings I LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 21, 2021
                                                            File No. 333-257714

       Dear Mr. Andrus:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2021 letter.

       Form S-1 filed July 21, 2021

       Prospectus Summary
       Recent Developments
       Preliminary Estimated Financial Results for the Three Months and Six Months Ended June 30,
       2021, page 12

   1. Please revise your discussion of the preliminary estimated financial results for the three months ended June 30,
2021 to disclose and discuss the factors that resulted in the decrease in revenue and
decrease in gross profit margin relative to the financial results for the three months ended
March 31, 2021. Please specifically address the decrease in
                                                        revenue in light of the
fact, that based on your disclosures on page 94, historically you generated your highest
revenue during the second quarter in the last two fiscal years.
 Jeremy Andrus
TGPX Holdings I LLC
July 23, 2021
Page 2
Refinancing, page 15

2. In regard to the Refinancing and the related pro forma disclosures presented under
      Summary Consolidated Financial and Operating Data and Capitalization, please address the following:
          Given your disclosure here that following the acquisition and the Refinancing, as of
           July 2, 2021, the aggregate principal amount of your debt was approximately $518 million and your cash and cash equivalents were approximately $15 million, it appears to us you should revise the pro forma disclosures related to cash and cash equivalents, working capital, and long term debt on pages 25 and 75 to reflect the cash used and debt incurred for the recent acquisition.
          Given your disclosures related to the adjustment for the debt refinancing and interest expense on page 24, it appears to us you should separately reflect each component of the adjustments so that potential shareholders can more readily determine how the amounts included in the adjustments were determined.
Consolidated Financial Statements
12 - Subsequent Events, page F-40

3. Please revise your subsequent event note to also disclose the terms and estimated fair value of the Chief Executive Officer Award.
        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameJeremy Andrus
                                                           Division of
Corporation Finance
Comapany NameTGPX Holdings I LLC
                                                           Office of
Manufacturing
July 23, 2021 Page 2
cc:       Stelios Saffos
FirstName LastName